UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 11, 2022, the Company received a deficiency letter from the Staff of Nasdaq notifying the Registrant that the Registrant’s listed securities did not maintain a minimum Market Value of Publicly Held Shares of $15,000,000 (“MVPHS”) for a period of 30 consecutive business days and that the Registrant did not meet the MVPHS requirement set forth in Nasdaq Listing Rule 5450(b)(2)(C) for inclusion on the Nasdaq Global Market.

The Nasdaq deficiency letters do not result in the immediate delisting of the Registrant’s shares, and the shares will continue to trade uninterrupted under the symbol “MITO.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Registrant has a compliance period of 180 calendar days, or until August 10, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

On February 11, 2022, the Registrant issued a press release entitled “Stealth BioTherapeutics Receives Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares Requirement.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated February 11, 2022, entitled “Stealth BioTherapeutics Receives Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares Requirement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: February 11, 2022

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